

April 15, 2015

Via E-mail
Mr. Mark J. Stockslager
Chief Financial Officer
Sunlink Health Systems, Inc.
900 Circle 75 Parkway, Suite 1120
Atlanta, GA 30339

Re: Sunlink Health Systems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed September 26, 2014
File No. 1-12607

Dear Mr. Stockslager:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information in the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief